THE FASHION HOUSE

October 21, 2008

Securities and Exchange Commission
100 F Street NE
Washington, D. C. 20549

Re:         The Fashion House Holdings, Inc.
Amendment Number one to Form 10-KSB
File No. 033-07075-LA
Filed September 12, 2008

Attn:  Carlton Tartar, Accounting Branch Chief

Dear  Mr. Tartar:

In response to your letter to The Fashion House Holdings, Inc (the “Company”) dated September 18, 2008, please be advised as follows:

1
We have attached hereto language which constitutes paragraph as an amendment to Item 8A “Controls and Procedures” of our Annual Report on Form 10-KSB for the year ended December 31, 2007.  We believe this disclosure is consistent with the requirements of Item 308T(a) of Regulation S-B.

2	We have also attached revised certifications (Exhibits 31.1 and 31.2) indicating introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-B.

3	In connection with responding to the Staff’s comments, the Company herewith acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect o the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust you will find the above explanation acceptable and sufficient.  Should you have any question with regard to the above, please feel free to contact us.

Very truly yours,

John Hanna, CEO